UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

J.Jill, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46620W 102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46620W102	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TowerBrook Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 46620W102	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TI IV JJill Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,770,647 (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,770,647 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W102	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TI IV JJ GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 46620W102	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TowerBrook Investors IV (Onshore), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W102	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TowerBrook Investors GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46620W102	SCHEDULE 13G	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Neal Moszkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W102	SCHEDULE 13G	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramez Sousou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,770,647 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,770,647 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,770,647 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.9% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 46620W102	SCHEDULE 13G	Page 9 of 13

ITEM 1.	(a)	Name of Issuer: J.Jill, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 4 Batterymarch Park, Quincy, MA 02169

ITEM 2.	(a)
Name of Persons Filing:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)  TowerBrook Investors, Ltd.;
(ii)  TI IV JJill Holdings, LP;
(iii)  TI IV JJ GP, LLC;
(iv)  TowerBrook Investors IV (Onshore), L.P.;
(v)  TowerBrook Investors GP IV, L.P.;
(vi)  Neal Moszkowski; and
(vii)  Ramez Sousou.

(b)
Address of Principal Business Office, or if None, Residence:

The principal business office for all the Reporting Persons is:

c/o TowerBrook Capital Partners L.P.
Park Avenue Tower, 65 East 55th Street
New York, New York 10022

	(c)	Citizenship: See Item 4 of each cover page.

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.

	(e)	CUSIP Number: 46620W 102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 46620W102	SCHEDULE 13G	Page 10 of 13

ITEM 4.	OWNERSHIP.

(a)
Amount beneficially owned:

As of December 31, 2017, TI IV JJill Holdings, LP (“TI IV”) may be deemed to beneficially own the 25,770,647 shares of J.Jill, Inc. common stock (“Common Stock”) that it holds directly.

TI IV JJ GP, LLC (“TI IV GP”) is the general partner of TI IV and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

  TowerBrook Investors IV (Onshore), L.P. (“Investors Onshore”) is the sole member of TI IV GP and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

TowerBrook Investors GP IV, L.P. (“Investors GP”) is the general partner of Investors Onshore and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

TowerBrook Investors, Ltd. (“TowerBrook Investors”) is the general partner of Investors GP and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

Neal Moszkowski is a director and one of the joint controlling shareholders of TowerBrook Investors and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

 Ramez Sousou is a director and one of the joint controlling shareholders of TowerBrook Investors and may be deemed to beneficially own the 25,770,647 shares of Common Stock directly held by TI IV.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)
Percent of class:

 Each of the Reporting Persons may be deemed to be the beneficial owner of 58.9% of the outstanding Common Stock.

All calculations of percentage ownership herein are based on an aggregate of 43,747,944 shares of Common Stock outstanding as of December 12, 2017, as reported in J.Jill, Inc.’s Quarterly Report for the quarterly period ended October 28, 2017 filed with the Securities and Exchange Commission on December 12, 2017.

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

CUSIP No. 46620W102	SCHEDULE 13G	Page 11 of 13

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 46620W102	SCHEDULE 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

TOWERBROOK INVESTORS, LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

TI IV JJILL HOLDINGS, LP

By:	/s/ Glenn Miller
Name: Glenn Miller
Title: Vice President

TI IV JJ GP, LLC

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TOWERBROOK INVESTORS IV (ONSHORE), L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

TOWERBROOK INVESTORS GP IV, L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

NEAL MOSZKOWSKI

By:	/s/ Neal Moszkowski

RAMEZ SOUSOU

By:	/s/ Ramez Sousou

CUSIP No. 46620W102	SCHEDULE 13G	Page 13 of 13

Exhibit Index

Exhibit No.	Description

1
Joint Filing Agreement, dated February 12, 2018, among TowerBrook Investors, Ltd., TI IV JJill Holdings, LP, TI IV JJ GP, LLC, TowerBrook Investors IV (Onshore), L.P., TowerBrook Investors GP IV, L.P., Neal Moszkowski and Ramez Sousou.

Exhibit 1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 12, 2018

TOWERBROOK INVESTORS, LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

TI IV JJILL HOLDINGS, LP

By:	/s/ Glenn Miller
Name: Glenn Miller
Title: Vice President

TI IV JJ GP, LLC

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Vice President

TOWERBROOK INVESTORS IV (ONSHORE), L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

TOWERBROOK INVESTORS GP IV, L.P.

By:	/s/ Glenn Miller
Name: Glenn Miller Title: Attorney-in-Fact

NEAL MOSZKOWSKI

By:	/s/ Neal Moszkowski

RAMEZ SOUSOU

By:	/s/ Ramez Sousou